SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
Amendment No. 2
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

TB WOOD’S CORPORATION
(Name of Subject Company (Issuer))

Altra Holdings, Inc.
Forest Acquisition Corporation
(Names of Filing Persons (Offerors))

Common Stock, par value $0.01 per share	872226105
(Title of class of securities)	(CUSIP number of class of securities)
Michael L. Hurt
Chairman and Chief Executive Officer
Altra Holdings, Inc.
14 Hayward St.
Quincy, MA 02171
Tel: (617) 689-6354
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copies to:
Craig W. Adas
Weil, Gotshal & Manges LLP
201 Redwood Shores Parkway
Redwood Shores, CA 94065
Tel: (650) 802-3000
CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$118,361,546	$3,634

(1)	Estimated for purposes of calculating the filing fee only. This amount is based upon an estimate of the maximum number of shares to be purchased pursuant to the tender offer at the tender offer price of $24.80 per Share.

(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $30.70 for each $1,000,000 of value.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$3,634	Filing Party:	Altra Holdings, Inc.,
			Forest Acquisition Corporation
Form or Registration No.	Schedule TO	Date Filed:	March 5, 2007
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑ third party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 3. Identity and Background of Filing Person
Item 11. Additional Information
SIGNATURE

Introduction
     This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amendment”) filed with the Securities and Exchange Commission (the “SEC”) on March 19, 2007, amends and supplements the Tender Offer Statement on Schedule TO filed with the SEC on March 5, 2007 (the “Initial Statement”) and relates to the Offer by Forest Acquisition Corporation, a Delaware corporation (the “Purchaser”), and a direct wholly-owned subsidiary of Altra Holdings, Inc., a Delaware corporation (“Altra”), to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of TB Wood’s Corporation, a Delaware corporation (“TB Wood’s”), at a purchase price of $24.80 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 5, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”). This Amendment is being filed on behalf of Altra and the Purchaser. Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Offer to Purchase.
     The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Initial Statement, except that such information is hereby amended and supplemented to the extent specifically provided herein.
Item 3. Identity and Background of Filing Person.
     Schedule I to the Offer to Purchase is hereby amended and supplemented by deleting the reference to Frank E. Bauchiero and his biographical information and replacing it with the following:

		Current Principal Occupation or Employment
Name	Age	and Five-Year Employment History

James H. Woodward, Jr.	54	James H. Woodward, Jr. was elected as a director in March 2007. Mr.
DP		Woodward has been Executive Vice President and Chief Financial
		Officer of Joy Global Inc. since January 2007. Prior to joining Joy
		Global Inc., Mr. Woodward was Executive Vice President and Chief
		Financial Officer of JLG Industries, Inc. from August 2000 until its
		sale in December 2006. Prior to JLG Industries, Inc., Mr. Woodward
		held various financial positions at Dana Corporation since 1982. Mr.
		Woodward holds a B.A. degree in Accounting from Michigan State
		University.

Edmund M. Carpenter	63	Edmund M. Carpenter was elected as a director in March 2007. Mr.
DP		Carpenter was President and Chief Executive Officer of Barnes Group
		Inc. from 1998 until his retirement in December 2006. Prior to joining
		Barnes Group Inc., Mr. Carpenter was Senior Managing Director of
		Clayton, Dubilier & Rice from 1996 to 1998, and Chief Executive
		Officer of General Signal from 1988 to 1995. He has served as a
		director at Campbell Soup Company since 1990 and Dana Corporation
		since 1991. He holds both an M.B.A. and a B.S.E. in Industrial
		Engineering from the University of Michigan.
Item 11. Additional Information.
     The subsection entitled “Antitrust Matters” in Section 15 of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approval” is hereby amended and supplemented to include the following at the end of the second paragraph of such subsection:
“At 11:59 p.m., New York City time, on March 16, 2007, the waiting period under the HSR Act applicable to the Offer expired.”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALTRA HOLDINGS, INC.

/s/ MICHAEL L. HURT

Name: Michael L. Hurt
Title: Chairman and Chief Executive Officer

FOREST ACQUISITION CORPORATION

/s/ MICHAEL L. HURT

Name: Michael L. Hurt
Title: President and Chief Executive Officer
Date: March 19, 2007